Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No. 8

                        Global Small Cap Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37935V103
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 September 15, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.: 37935V103                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  814563
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          814563
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      814563
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  21.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.: 37935V103                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  546900
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      546900
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        546900
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 14.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 8 supplements and updates information in Item 4 and adds
Exhibit 3.

ITEM 4.           PURPOSE OF TRANSACTION

The reporting persons have sent the issuer a letter providing advance notice of its intent to submit proposals to shareholders at the Special Meeting of shareholders announced for December 1999. The letter is attached as Exhibit 3 to this filing.

This special meeting has been called by the issuer in lieu of the annual meeting of shareholders at which Directors are normally elected. Correspondingly, the reporting persons will seek a shareholder vote on whether or not to remove from office and replace the current Directors.

The replacement Directors being proposed are committed to implementing any actions approved by shareholders in the Special Meeting as well as taking additional initiatives to enhance shareholder value.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 1999                    Deep Discount Advisors, Inc.


                                            By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary


EXHIBIT 3




                 DEEP DISCOUNT ADVISORS INC.
       Enhanced Performance through Closed-End Fund Investments
        One West Pack Square, Suite 777, Asheville, NC  28801
                828-274-1863      Fax: 828-255-4834


September 15, 1999                                  Via Fax and Federal Express


Board of Directors
The Global Small Cap Fund, Inc.
1285 Avenue of the Americas
New York, New York   10019
Fax:  212-713-1374

Attn:   Ms. Dianne E. O'Donnell
        Secretary

Dear Ms. O'Donnell:

Pursuant to the advanced notice requirements cited in the By-Laws of The Global Small Cap Fund, Inc., (the "Fund"), Article II, section 10, which require that any stockholder proposal shall be submitted to the Board of Directors not later than "the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders" of a Special Meeting, please consider this letter formal advanced notice of our intention to introduce the following stockholder proposals at the Special Meeting of The Global Small Cap Fund which is scheduled to be held in mid December 1999 according to the Fund's press release of September 9, 1999. This is being done because at the time of the anticipated Special Meeting, the current directors will not have stood for election for 13 months and no regular annual meeting has been scheduled to elect Directors.

Pursuant to Article III, section 5 of the Fund's By-Laws, provided by the Fund on September 13, 1999, "At any stockholders' meeting duly called, ...the stockholders may remove any director from office...and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of the removed director or directors." Accordingly, we intend to introduce the following resolutions at the Special Meeting of shareholders, and we intend to solicit sufficient proxies to pass these resolutions:


1. RESOLVED: The stockholders of The Global Small Cap Fund, Inc. hereby remove all members of the incumbent Board of Directors from office, including Margo N. Alexander, Richard Q. Armstrong, E. Garrett Bewkes, Jr., Richard R. Burt, Mary C. Farrell, Meyer Feldberg, George W. Gowen, Frederic V. Malek, and Carl W. Schafer.

2.   RESOLVED:   The stockholders hereby elect the following individuals as
Directors of the Fund to replace the former Board members for the duration of their unexpired terms: Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, William A. Clark, Phillip Goldstein, Gerald Hellerman, Thomas H. Lenagh, Glenn
W. Wilcox, Sr., and  Andrew Strauss.

We would be happy to combine, to amend, or to restructure these proposals into a different format if deemed appropriate by the Fund's interpretation of its Articles of Incorporation or By-Laws.

Brief biographies of Messrs. Olin, Bradshaw, Bentz, Clark, Goldstein, Hellerman, Lenagh, Wilcox, and Strauss are attached as Exhibit 1. Each nominee has consented to stand for election and to serve if these resolutions are passed. They are prepared to provide any other information necessary for compliance with requirements for Director nominees. The candidates have extensive experience in a variety of disciplines relevant to Board governance, including closed-end fund analysis and evaluation, investment consulting, and related private portfolio management.

These proposals are being made individually by Ronald G. Olin, Ralph W. Bradshaw, William A. Clark, and Gary A. Bentz as individual shareholders of the Fund, and in their various capacities as principals or partners of Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both of which are beneficial shareholders of the Fund. We intend to solicit sufficient proxies to pass the resolutions presented in this letter. The names and addresses of these individuals are shown in the attached exhibit, and verification of their beneficial ownership can be obtained from the most recent SEC filings of the
Schedule 13D for Deep Discount Advisors, Inc. and Ron Olin Investment Management Company.

As longtime beneficial stockholders of The Global Small Cap Fund, we believe that the alternate slate of Directors submitted in this resolution can implement more effectively any action approved by shareholders at the Special Meeting and will pursue other actions designed to enhance shareholder value more effectively than the current, incumbent Directors.

With regard to the advanced notice of these resolutions, if you need any additional information in order to comply fully with the Fund's notification requirements, please advise us accordingly within five (5) business days.

If you would like to discuss our resolutions or any other matters relevant to the upcoming annual meeting, we are available at your convenience.



Very truly yours,




Ronald G. Olin                               Ralph W. Bradshaw





William A. Clark                            Gary A. Bentz



Attch

cy:   Paul F. Roye, Chairman
      Division of Investment Management
      Securities and Exchange Commission
      Mail Stop 5-6
      450 Fifth Street, N.W.
      Washington, D.C.  20549
      Fax:   202-942-9659
      Ph:    202-942-0720

                                      EXHIBIT 1

Name and Address          Age          Principal Occupation Past Five Years

Ronald G. Olin
One West Pack Square
Suite 777
Asheville, NC  28801      54           Chief Executive Officer of Deep Discount
                                       Advisors, Inc., an investment advisory
                                       firm; General Partner of Ron Olin
                                       Investment Management Co.; Chairman and
                                       Director of Clemente Strategic Value
                                       Fund, Inc., and Director of The Austria
                                       Fund, Inc., both closed-end investment
                                       companies.

Shares of Global Small
Cap Fund, Inc.  (5-25-99)              80,900


Gary A. Bentz
One West Pack Square
Suite 777
Asheville, NC  28801      43          Chief Financial Officer and Treasurer of
                                      Deep Discount Advisors, Inc., an
                                      investment advisory firm; Director of
                                      Clemente Strategic Value Fund, Inc., and
                                      Director of The Austria Fund, Inc., both closed-end investment companies.

Shares of Global Small
Cap Fund, Inc.  (5-25-99)             2,600


Ralph W. Bradshaw
One West Pack Square
Suite 777
Asheville, NC  28801      48          Vice President of Deep Discount Advisors,
                                      Inc., an investment advisory firm;
                                      Director of Clemente Strategic Value Fund,
                                      Inc., and Director of The Austria Fund,
                                      Inc., both closed-end investment
                                      companies.


Shares of Global Small
Cap Fund, Inc.  (5-25-99)             700


William A. Clark
One West Pack Square
Suite 777
Asheville, NC  28801      53         Principal of Deep Discount Advisors, Inc.,
                                     an investment advisory firm; Director of Clemente Strategic Value Fund, Inc., and
                                     Director of The Austria Fund, Inc., both closed-end investment companies.


Shares of Global Small
Cap Fund, Inc.  (5-25-99)            3,200


Phillip Goldstein
60 Heritage Drive
Pleasantville, NY  10570  54         President of the General Partner of
                                     Opportunity Partners, L.P., a private
                                     investment partnership;  Director of
                                     Clemente Strategic Value Fund, Inc., a
                                     closed-end investment company.

Shares of Global Small
Cap Fund, Inc.  (5-25-99)            - 0 -


Gerald Hellerman
10965 Eight Bells Lane
Columbia, MD  21044       61         Managing Director of Hellerman Associates,
                                     a financial consulting firm; Trustee of
                                     Third Avenue Value Trust; Director of
                                     Clemente Strategic Value Fund, Inc., a
                                     closed-end investment company.

Shares of Global Small
Cap Fund, Inc.  (5-25-99)            - 0 -


Thomas H. Lenagh
Greenwich Office Park
Greenwich, CT  06831      77         Independent Financial Adviser;  Director of
                                     Gintel Funds, Adams Express, ASD Group, ICN
                                     Pharmaceuticals, Inrad Corp., and V-Band
                                     Corp;  Director of Clemente Strategic Value
                                     Fund, Inc., a closed-end investment
                                     company.

Shares of Global Small
Cap Fund, Inc.  (5-25-99)            - 0 -


Glenn W. Wilcox, Sr.
418 Vanderbilt Road
Asheville, NC  28803      67        Chairman of the Board and Chief Executive
                                    Officer of Wilcox Travel Agency; Director of Champion Industries, Inc.; Chairman of the Board of Blue Ridge Printing Co., Inc.;
                                    Chairman of the Board of Tower Associates,
                                    Inc.; Director of Asheville Chamber of
                                    Commerce; Vice Chairman of the Board of
                                    First Union National Bank; Board of Trustees of Appalachian State University; Board of
                                    Trustees and Board of Directors of Mars Hill
                                    College.

Shares of Global Small
Cap Fund, Inc.  (5-25-99)           - 0 -


Andrew Strauss
77 Central Ave,
Suite F
Asheville, NC  28801      45        Attorney and senior member of Strauss &
                                    Associates, PA., attorneys, Asheville, N.C.;
                                    Previous President of White Knight
                                    Healthcare, Inc., and LMV Leasing, Inc., a wholly owned subsidiary of Xerox Credit
                                    Corporation.

Shares of Global Small
Cap Fund, Inc.  (5-25-99)           1,400